SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes             No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: October 14, 2003	By	/S/ S.J. Cheng

	Name:	S. J. Cheng
	Title:	Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number

1.1	Press Release

Exhibit 1.1

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.

Investor Relations/Media Relations

Dr. S.K. Chen

886-6-507-7712

s.k._chen@chipmos.com.tw

ChipMOS Taiwan Signs Assembly and Testing Agreement with ProMOS Technologies

Hsinchu, Taiwan, Oct. 14, 2003 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS Bermuda”) today announced that its 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS”), signed agreement with ProMOS Technologies Inc. (“ProMOS”) to guarantee its future capacity supply of memory IC assembly and testing services to ProMOS. The agreement provides the guarantee period of 3 years and 6 months.

The memory IC testing services provided to ProMOS is mainly for commodity DRAMs, which include 128Mb/256Mb SDRAM and DDR SDRAM, employing ChipMOS’s existing T5585/T5581 Advantest testing equipments. These ICs will be packaged by using ChipMOS’s TSOP and FBGA (Fine-Pitch Ball Grid Array) package solutions. The end use of these ICs is mainly data processing and computing. Through this agreement, ProMOS will not only ease the tension of packaging and testing capacity supply shortage but also take a further step of reaching the goal of expanding tier one market share.

S.J. Cheng, deputy chairman and chief executive officer of ChipMOS Bermuda, said, “ ProMOS is one of the global leading memory makers. It is our pleasure to have a partner like them. ChipMOS is committed to providing advanced technology and prompt services to help ProMOS accomplish its future success.”

About ProMOS Technologies Inc.

ProMOS Technologies was founded in December 1996. It manufactures high-performance and high-density commodity DRAMs and other niche memory products, including pseudo-SRAM and low power SDRAM. ProMOS applies the leading-edge technologies for advanced memory products and is noted in global DRAM industry for its outstanding performance in manufacturing excellence and technology advancement. Its 12-inch (300 mm) fab is one of the world’s leading 12-inch DRAM fabs in volume production.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw